March 18, 2025

Samuel Chau
Chief Executive Officer
World Media & Entertainment Universal Inc.
66 rue Jean-Jacques Rousseau
75001 Paris, France

       Re: World Media & Entertainment Universal Inc.
           Draft Registration Statement on Form F-4
           Submitted February 19, 2025
           CIK No. 0002053456
Dear Samuel Chau:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted February 19, 2025
Cover Page

1. We note that aWME will make a cash payment equal to $1.25 per share to non-
       redeeming shareholders of Black Spade II. Please revise to quantify the total dollar amount that could be rewarded to such shareholders.
2.     We note your disclosure that aWME will qualify as a controlled company.
Please
       revise to combine this paragraph with the disclosure regarding the AMTD entities that is included later on the cover page. Specifically, where you first state that aWME will be a controlled company, please identify the controlling shareholder or shareholders and provide their percentage of ownership after the completion of the business combination.
 March 18, 2025
Page 2

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE
EXTRAORDINARY GENERAL MEETING
Q: What equity stake will Black Spade II Shareholders and aWME Shareholders have in aWME after the Business Combination?, page 16

3. Please provide disclosure, in a footnote or otherwise, accompanying your redemption scenarios that shows AMTD Group Inc.'s controlling interest in the combined company.
Potential sources of dilution, page 36

4. Please revise your prospectus to include a dilution table that complies with all of the requirements outlined in Item 1604(c) of Regulation S-K.
Summary of the Proxy Statement/Prospectus
Sources and Uses of Funds for the Business Combination, page 38

5. Please include the cash payment that aWME intends to make to non-redeeming shareholders of Black Spade II in your table. If the precise amount is not currently known, please provide good faith estimates.
Compensation Received by the Sponsor and its affiliates, page 50

6. In a tabular format, please provide the terms and amount of the compensation received or to be received by the SPAC Sponsor, its affiliates, and promoters in connection with the business combination or any related financing transaction, the amount of securities issued or to be issued by aWME to the SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the business combination or any related financing transaction. Outside of the table, please provide the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders.
       Refer to Item 1604(b)(4) of Regulation S-K.
RISK FACTORS, page 75

7. We note that the only material financial and valuation analyses undertaken as part of the business combination were prepared by the Black Spade II board. Please add risk factor disclosure that addresses the risks that reliance on the valuation analyses poses to investors. Provide appropriate cross references wherever applicable to your discussion on the interests that Black Spade II's directors and officers have on the completion of a business combination.
THE BUSINESS COMBINATION AGREEMENT, page 134

8. Disclose in this section an explanation of any material differences in the rights of
       Black Spade II and aWME security holders as compared with security holders of the combined company as a result of the business combination. Specifically, disclose the differences in the rights of holders of the combined company Class A and Class B
       Ordinary Shares. Refer to Item 1604(b)(5) of Regulation S-K.
 March 18, 2025
Page 3
PROPOSAL 1 - THE BUSINESS COMBINATION PROPOSAL, page 145

9. State whether or not a majority of the directors (or members of a similar governing body) of Black Spade II have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) of Regulation S-K. INFORMATION ABOUT BLACK SPADE II, page 165

10. Please revise your disclosure here and wherever applicable to specifically identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7).
11. Briefly describe the fiduciary duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties. Please refer to Item 1603(c) of Regulation S-K.
aWME's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Discussion of Segment Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2023, page 218

12. We note your disclosure that the revenue from the strategic investment segment increased in 2023 partly due to the termination of certain derivative contract in 2023.
      Please tell us in sufficient detail what the transaction entailed and how you accounted for the revenue. Please revise your notes to the financial statements to disclose the related revenue recognition policy as required.
Unaudited Pro Forma Condensed Combined Financial Information, page 224

13. We note that the historical financial statements of Black Spade II are prepared based on the U.S. GAAP while the historical financial statements of aWME and the pro forma financial statements appear prepared based on the IFRS as issued by the IASB.
      Please tell us your consideration for presenting the adjustments to give effect to the differences between the U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.
14. Your disclosure on page 136 indicates that following the closing of the business combination, earnout shares may be issued to AMTD Digital, AMTD IDEA
Group,
      and AMTD Group Inc. upon occurrence of certain triggering events. Please tell us what consideration you gave to accounting for the arrangement within your pro forma financial statements. As part of your response, please provide us with your analysis and cite the authoritative guidance you relied upon in determining your accounting treatment.
Compensation of Directors and Executive Officers, page 244

15. Please update your executive compensation for the year ended December 31, 2024.
 March 18, 2025
Page 4
TAX CONSIDERATIONS, page 246

16. Please revise to provide the federal income tax consequences of the business combination to (i) Black Spade II, (ii) aWME, (iii) aWME security holders, and (iv)
      Black Spade II security holders. Refer to Item 1605(b)(6) of Regulation
S-K.
World Media and Entertainment Universal Inc.
Notes to the Combined Financial Statements for the Years Ended December 31, 2022 and
2023 and Six Months Ended June 30, 2023 and 2024
2. Application of International Financial Reporting Standards
Revenue recognition, page F-40

17. We note your disclosure that hotel operation services income are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligations, as the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs. Please revise your disclosure of the revenue recognition policy to comply with the disclosure requirements of IFRS 15, including paragraphs 119, 124, and 126, as applicable.
18. We note you disclose on page F-57 that the Group entered into movie income right agreements with production houses, and it is entitled to certain percentage of the variable profit to be derived from the release movies. Please clarify which segment recorded the related revenue in the reported periods and disclose the applicable revenue recognition policy or advise.
5. Revenue and Other Income, page F-48

19. We note your disclosure of the gain of $24,757,000 related to the disposal of equity interests in certain subsidiaries on page F-49. Please disclose in sufficient detail what the transaction related to and tell us your consideration for presenting it as a discontinued operation. Refer to IFRS 5.32.
General

20. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a
      U.S. government entity, such as the Committee on Foreign Investment in the United
      States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
21. Disclose, in a tabular format to the extent practicable, the material terms of any
 March 18, 2025
Page 5

       agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the special purpose acquisition company, including the date(s) on which the agreement, arrangement, or understanding may expire. Refer to Item 1603(a)(9) of Regulation S-K.
22. Please tell us, with a view toward disclosure, whether you have received notice from the underwriters or any other firm engaged in connection with the SPAC
s initial
       public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the
       SPAC   s initial public offering.
23. Please provide the information required by General Instruction I.2(f) of Form F-4.
24. Please clarify whether or not the Black Spade II board reviewed any financial projections of aWME prepared by any of the parties named herein in connection with the business combination.
25. Please provide the Intellectual Property License Agreement with AMTD Group Inc.
       as an exhibit to your registration statement or tell us why you are not required to do
       so.
26. Please tell us if the majority of aWME's operations are in China, including Hong
       Kong and Macau.
       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing